

September 18, 2013

<u>Via E-Mail</u>
Jennifer Li
Chief Financial Officer
Baidu, Inc.
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

      Re: **Baidu, Inc.**
                Form 20-F for the Fiscal Year Ended December 31, 2012
                Filed March 27, 2013
                File No. 000-51469

Dear Ms. Li:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief

cc: <u>Via E-mail</u>
        Z. Julie Gao, Esq, Skadden, Arps, Slate, Meagher & Flom